UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated March 19, 2014 (with registration CNMV No. 202159) PRISA announces that it has executed on today’s date, through its subsidiary Santillana Ediciones Generales, S.L., the sale to Penguin Random House Grupo Editorial, S.A. of its trade publishing business in the countries where it has presence, except for Brazil, for an initial adjusted price of € 55,429,084 that might be slightly adjusted upward or downward within a 90-day period.

This transaction completes, pending to execute the sale of the trade publishing business in Brazil, the process begun with the announcement sent to the CNMV on March 19, 2014 and it generates a capital gain of around € 23 million, which final amount will be determined once the adjustments are confirmed.

The sale of the trade publishing business in Brazil will take place once the particular conditions established for that transaction are fulfilled.

Madrid, July 1st, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 1, 2014	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors